UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Companhia Aberta

CNPJ ME 02.558.157/0001-62

NIRE 35.3.001.5881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in accordance with article 157 of Law n. 6,404/76 and with the provisions of CVM Resolution No. 44/2021 (“Resolution 44”) and, in continuity with the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020, August 7th, 2020, September 7th, 2020, December 14th, 2020, January 29th, 2021, January 31st, 2022 and February 09th, 2022, hereby informs its shareholders and market in general that, on this date, together with Claro S.A. and Tim S.A. (“Buyers”), and Oi Móvel S.A. – in Judicial Recovery (“Seller”) formalized, on both sides, the notice for closing of the acquisition process of the UPI Ativos Móveis from the Seller (“Transaction”), to be carried out on April 20, 2022.

The closing of Transaction brings benefits to the Company's shareholders through the acceleration of growth and generation of efficiencies due to operational synergies, as well as to the customers, due to the improvement of the user experience and quality of the service provided and, finally, to the sector as a whole due to the reinforcement of investment capacity, technological innovation and competitiveness.

Also, Telefônica Brasil will hold a conference call in which it will discuss aspects of the Transaction. Connection information will be available soon on the Company's Investor Relations website (www.telefonica.com.br/ir).

The Company will keep its shareholders and the market in general informed about the evolution of the subject matter of this Material Fact, in accordance with the regulations in force.

São Paulo, April 13, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 13, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director